

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2012

<u>Via E-mail</u>
Michael S. Paquette
Executive Vice President,
And Chief Financial Officer
Montpelier Re Holdings Ltd
Montpelier House
94 Pitts Bay Road
Pembroke HM 08
Bermuda

Re: Montpelier Re Holdings Ltd
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 24, 2012
     File No. 001-31468

Dear Mr. Paquette:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

        After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

<u>Notes To Consolidated Financial Statements</u>
<u>13. Regulatory Requirements</u>
<u>Bermuda Regulation, page F-38</u>

1. Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:
    - Disclose the amount of statutory capital and surplus for your insurance subsidiaries. Refer to ASC 944-505-50-1a.
    - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to your statutory capital and surplus. Refer to ASC 944-505-50-1b.

Michael S. Paquette
Montpelier Re Holdings Ltd
September 14, 2012
Page 2

- You are, or own, a foreign insurance entity that does not appear to have a U.S insurance subsidiary and your financial statements are presented in U.S. GAAP. Please disclose the items required by ASC 944-505-50-5 and, as applicable, the disclosures required by ASC 944-505-50-6.
- Disclose the amount of statutory net income or loss for each period as required by rule 7.03(a)(23)(c) of Regulation S-X.
- Disclose the amount of consolidated retained earnings restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.
- Disclose the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant